Filed Pursuant to Rule 424(b)(3) and (c)

Registration No. 333-119996

PROSPECTUS SUPPLEMENT #3 TO PROSPECTUS DATED APRIL 29, 2005

TRESTLE HOLDINGS, INC.

9,300,221 shares of Common Stock

This prospectus supplement #3 relates to the resale of up to 9,300,221 shares of our issued and outstanding common stock. This is a supplement to the prospectus dated April 29, 2005.

This prospectus supplement #3 contains our current reports on Form 8-K for May 13, 2005 and May 31, 2005 which describes certain transactions between Trestle Holdings, Inc. and Doherty & Company, LLC, an affiliate of Michael Doherty, the Company’s Chairman and Trestle Holdings, Inc. and Michael Doherty. This prospectus supplement #3 should be read in conjunction with the prospectus dated April 29, 2005, which is to be delivered with this prospectus supplement # 3. All capitalized terms used but not defined in the prospectus supplement shall have the meanings given them in the prospectus.

THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS. SEE “RISK FACTORS” BEGINNING ON PAGE 8 OF THE PROSPECTUS.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement is June 13, 2005.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)

May 13, 2005

TRESTLE HOLDINGS, INC.
(Exact name of registrant as specified in its charter)
Delaware	0-23000	95-4217605
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

199 Technology, # 105 Irvine, California	92618
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (949) 673-1907

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. - ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT.
On May 9, 2005, the Compensation Committee on behalf of the Company entered into an agreement with Doherty & Company, LLC, an affiliate of Michael Doherty, the Company’s Chairman, to assist the Board of Directors in exploring a range of possible strategic opportunities and alternatives, including acquisitions, joint ventures, capital raises, merger or a possible sale of the Company. Under the agreement, the Company paid Doherty & Company a nonrefundable retainer of $50,000 upon signing. A copy of the press release and the agreement are attached to this Form 8-K as Exhibit 99.1 and Exhibit 99.2 and are incorporated herein by reference.

Item 9.01. - FINANCIAL STATEMENTS AND EXHIBITS.

(a)	Financial Statements.

Not applicable.

(b)	Pro Forma Financial Information

Not applicable

(c)	Exhibits

99.1	Press release dated May 12, 2005.
99.2	Financial Consulting Agreement between Trestle Holdings, Inc. and Doherty & Company, LLC dated May 9, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRESTLE HOLDINGS, INC.

Date: May 13, 2005	By:	/s/ BARRY HALL
___________________________ Barry Hall
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release dated as of May 12, 2005.
99.2	Financial Consulting Agreement between Trestle Holdings, Inc. and Doherty & Company, LLC dated May 9, 2005.

Exhibit 99.1
For Immediate Release                         For mor information:
                                         Contact: Michael Doherty

Trestle Engages Doherty & Company to Explore Strategic Opportunities

IRVINE, Calif., May 12, 2005 - Trestle Holdings Inc. (OTCBB:TLHO), a supplier of digital imaging products and solutions for pathology and telemedicine applications, today announced that it has engaged Doherty & Company, an investment banking firm, affiliated with Trestle’s Chairman of the Board, on a retainer basis, to assist the Board of Directors in exploring a range of possible strategic opportunities and alternatives to maximize shareholder value, including acquisitions, joint ventures, capital raises, merger or a possible sale of the Company.
Trestle’s Board of Directors believes that growth in the Company’s core products would be enhanced by greater capital resources, the availability of new and complementary third party product lines and greater market scale. The Board of Directors has authorized its Executive Committee to work with Doherty & Company and consider any strategic options that they may present.

About Trestle Holdings Inc.
Trestle Holdings Inc. develops and sells digital imaging and telemedicine applications to the life sciences markets. The company's products link dispersed users with each other, information databases, and analytical tools. This improved integration drives cost savings and process efficiencies, enables improved pre-clinical and clinical phases of research and development for new drugs, and enhances patient care.
Trestle’s digital imaging products have the potential to transform the pathologist work environment by capturing digital images of tissue samples and enabling the sharing, archiving, and analysis of these images. The company's live microscopy products, allows multiple physicians and scientists to remotely view, navigate, and share high-fidelity microscope images at sub-micron resolution over standard Internet connections, in real time. The company’s slide scanning and imaging products perform high-speed, whole-glass slide digitization for virtual microscopy applications. Trestle’s slide scanning products facilitate image analysis, data management, digital workflow and data association applications for clinical and research customers. For example, for pharmaceutical companies, the Trestle’s products enable improvements to the pre-clinical and clinical phases of research and development through better capture, management and analysis of tissue sample information.
Telemedicine enables the remote delivery of patient care using integrated health information systems and telecommunications technologies. Trestle’s integrated telemedicine products enable scientists, physicians and other medical professionals around the world to service more patients. Trestle’s telemedicine products use proprietary software and standard computer and medical hardware to facilitate remote examination, diagnosis, and treatment of patients through real time integration of voice, video, medical devices, and patient data.
This press release contains statements about expected future events that are forward-looking and subject to risks and uncertainties. For these statements, we claim the safe harbor for "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Factors that could cause actual results to differ and vary materially from expectations include, but are not limited to, our efforts to identify and consummate a successful strategic alternative, and to integrate our recently announce acquisition of the assets of InterScope Technologies, our ability to expand our product offerings and any transition to new products, product quality and availability, any change in business conditions, changes in our sales strategy and product development plans, competitive pricing pressures, continued market acceptance of our products, name recognition of our products, delays in the development of new technology, regulatory approval of certain uses of our products and services, intellectual property and proprietary rights may not be valid or infringe the rights of others, changes in customer buying pattern issues, one-time events and other important factors disclosed previously and from time to time in our filings with the Securities and Exchange Commission. These cautionary statements by us should not be construed as exhaustive or as any admission regarding the adequacy of disclosures made by us. We cannot always predict or determine after the fact what factors would cause actual results to differ materially from those indicated by the forward-looking statements or other statements. In addition, readers are urged to consider statements that include the terms "believes," "belief," "expects," "plans," "objectives," "anticipates," "intends," "targets," "projections," or the like to be uncertain and forward-looking. All cautionary statements should be read as being applicable to all forward-looking statements wherever they appear. We do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

###

Exhibit 99.2
NON-EXCLUSIVE CONSULTANT'S AGREEMENT

This Consultant's Agreement (this "Agreement") is made as of May 9, 2005, by and between Trestle Holdings, Inc., a Delaware corporation (the "Company"), and Doherty & Company, LLC, a Delaware corporation (the "Consultant"). The Consultant and the Company agree:

1.
Engagement of Consultant: The Company hereby engages the Consultant, and the Consultant hereby accepts such engagement, to act as the Company's advisor on a non-exclusive basis with respect to managing the process of and assisting the Company in identifying a buyer or strategic investor (collectively known as “Partners”) or in identifying and securing additional long-term financing (collectively known as the “Transaction”)

2.     Consultant's Compensation: The Company hereby agrees to pay Consultant fees in such amount and upon such terms and conditions as follows:

(a) Service Retainer. The Consultant shall be paid a Service Retainer as consideration for services. The Company shall pay the Consultant a non-refundable retainer of $50,000 payable upon signing.

3.    Certain Matters Relating to Consultant’s Duties:

(a)
The Consultant shall (i) work with the Company to prepare business models and valuation models based on both probable cash flows and precedent transactions, (ii) assist the Company in the preparation of information documents to be shared with potential Partners (iii) work with the Company and potential Partners to structure a Transaction, (iv) identify and screen potential Partners and (v) perform other related duties. If determined by the Board of Directors the Consultant will help the Company screen and negotiate an engagement with an investment banker to assist in the process.

(b)
The Consultant shall perform its duties under this Agreement in a manner consistent with the instructions of the Company. Such performance shall include the delivery of information to potential interested parties, conducting due diligence, and leading discussions with potential interested Partners.

(c)	The Consultant has agreed to make Tina Maddela available to fulfill the Company’s obligation to Roger Burlage until such time that that the terms of his agreement have been fulfilled.

(d)
The Consultant shall not engage in any form of general solicitation or advertising in performing its duties under this Agreement. This prohibition includes, but is not limited to, any mass mailing, any advertisement, article or notice published in any magazine, newspaper or newsletter and any seminar or meeting where the attendees have been invited by any mass mailing, general solicitation or advertising.

(e)
The Consultant is and will hereafter act as an independent contractor and not as an employee of the Company and nothing in this Agreement shall be interpreted or construed to create any employment, partnership, joint venture, or other relationship between the Consultant and the Company. The Consultant will not hold itself out as having, and will not state to any person that the Consultant has, any relationship with the Company other than as an independent contractor. The Consultant shall have no right or power to find or create any liability or obligation for or in the name of the Company or to sign any documents on behalf of the Company.

4.      Termination of Agreement. Either party may terminate this Agreement by notifying the other party in writing upon a material breach by that other party, unless such breach is curable and is in fact cured within fifteen (15) days after such notice. This Agreement will terminate upon completion or termination of a Transaction. The Company may terminate this Agreement following thirty (30) days after the date hereof upon written notice. Notwithstanding the foregoing, all provisions of this Agreement other than Sections 1, 2, 3 and 4 shall survive the termination of this Agreement.

5.     Notices. Any notice, consent, authorization or other communication to be given hereunder shall be in writing and shall be deemed duly given and received when delivered personally, when transmitted by fax, three days after being mailed by first class mail, or one day after being sent by a nationally recognized overnight delivery service, charges and postage prepaid, properly addressed to the party to receive such notice, at the following address or fax number for such party (or at such other address or fax number as shall hereafter be specified by such party by like notice):

(a) If to the Company, to:

          William Dallas, Chairman of the Compensation Committee
          Trestle Holdings, Inc.
11835 W. Olympic Boulevard, Suite 550E
Los Angeles, CA 90064
Telephone Number: 310.444.4100
Fax Number:  310.444.4101
E-mail:    bdallas@ownitmortgage.com

(b)  If to the Consultant, to:

Michael Doherty, President
Doherty & Company LLC
11835 W. Olympic Boulevard, Suite 550E
Los Angeles, CA 90064
Telephone Number: 310.473.7965
Fax Number:  310.473.7175
E-mail:  mdoherty@dohertyllc.com

6.     Company to Control Transactions. The terms and conditions under which the Company would enter into a Transaction shall be at the sole discretion of the Company. Nothing in this Agreement shall obligate the Company to actually consummate a Transaction. The Company may terminate any negotiations or discussions at any time and reserves the right not to proceed with a Transaction.

7.     Confidentiality of Company Information. The Consultant, and its officers, directors, employees and agents shall maintain in strict confidence and not copy, disclose or transfer to any other party (1) all confidential business and financial information regarding the Company and its affiliates, including without limitation, projections, business plans, marketing plans, product development plans, pricing, costs, customer, vendor and supplier lists and identification, channels of distribution, and terms of identification of proposed or actual contracts and (2) all confidential technology of the Company. In furtherance of the foregoing, the Consultant agrees that it shall not transfer, transmit, distribute, download or communicate, in any electronic, digitized or other form or media, any of the confidential technology of the Company. The foregoing is not intended to preclude the Consultant from utilizing, subject to the terms and conditions of this Agreement, the Private Placement Memorandum, the SB2, 8K, 10Q and 10K Filings and/or other documents prepared or approved by the Company or outside Research Reports for use in a Transaction. Further, the Company must approve the Confidential Memorandum and/or Private Placement Memorandum, being prepared by the Consultant, before it is mailed to prospective Partners.

All communications regarding any possible transactions, requests for due diligence or other information, requests for facility tours, product demonstrations or management meetings, will be submitted or directed to the Company, and the Consultant shall not contact any employees, customers, suppliers or contractors of the Company or its affiliates without express permission. Nothing in this Agreement shall constitute a grant of authority to the Consultant or any representatives thereof to remove, examine or copy any particular document or types of information regarding the Company, and the Company shall retain control over the particular documents or items to be provided, examined or copied. If a Transaction is not consummated, or if at any time the Company so requests, the Consultant and its representatives will return to the Company all copies of information regarding the Company in their possession.

The provisions of this Section shall survive any termination of this Agreement.

8.     Press Releases, Etc. The Company shall control all press releases or announcements to the public, the media or the industry regarding any Transaction or business relationship involving the Company or its affiliates. Except for communication to Partners in furtherance of this Agreement, the Consultant will not disclose the fact that discussions or negotiations are taking place concerning a possible Transaction involving the Company, or the status or terms and conditions thereof.

9.     Due Diligence: Neither the Company, nor any of its directors, officers or shareholders, should, in any way rely on the Consultant to perform any due diligence with respect to the Company. It is expressly understood and agreed that the Partners will conduct their own due diligence on the Company and the opportunity.

10.     Expenses, Etc. The Company will reimburse the Agent for its reasonable out-of pocket expenses incurred in connection with its activities hereunder, upon successful arrangement of the Transaction.

11.    Compliance with Laws. The Consultant represents and warrants that it shall conduct itself in compliance with applicable federal and state laws. The Consultant represents that it is not a party to any other Agreement, which would conflict with or interfere with the terms and conditions of this Agreement.

12.     Assignment Prohibited. No assignment of this Agreement shall be made without the prior written consent of the other party.

13.     Amendments. Neither party may amend this Agreement or rescind any of its existing provisions without the prior written consent of the other party.

14.     Governing Law. This Agreement shall be deemed to have been made in the State of California and shall be construed, and the rights and liabilities determined, in accordance with the law of the State of California, without regard to the conflicts of laws rules of such jurisdiction.

15.     Waiver. Neither Consultant’s nor the Company’s failure to insist at any time upon strict compliance with this Agreement or any of its terms nor any continued course of such conduct on their part shall constitute or be considered a waiver by Consultant or the Company of any of their respective rights or privileges under this Agreement.

16.     Severability. If any provision herein is or should become inconsistent with any present or future law, rule or regulation of any sovereign government or regulatory body having jurisdiction over the subject matter of this Agreement, such provision shall be deemed to be rescinded or modified in accordance with such law, rule or regulation. In all other respects, this Agreement shall continue to remain in full force and effect.

17.     Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and will become effective and binding upon the parties at such time as all of the signatories hereto have signed a counterpart of this Agreement. All counterparts so executed shall constitute one Agreement binding on all of the parties hereto, notwithstanding that all of the parties are not signatory to the same counterpart. Each of the parties hereto shall sign a sufficient number of counterparts so that each party will receive a fully executed original of this Agreement.

18.     Entire Agreement. This Agreement and all other agreements and documents referred herein constitute the entire agreement between the Company and the Consultant. Except for a certain consulting agreement dated of even date herewith, no other agreements, cove-nants, representations or warranties, express or implied, oral or written, have been made by any party hereto to any other party concerning the subject matter hereof. All prior and contemporaneous conversations, negotiations, possible and alleged agreements, representations, covenants and warranties concerning the subject matter hereof are merged herein. This is an integrated Agreement.

Doherty & Company, LLC (the “Consultant”)

By:
Michael Doherty
Title:	President

Trestle Holdings, Inc. (the “Company”)

By:
William Dallas
Title:  Chairman of the Compensation Committee

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)

May 31, 2005

TRESTLE HOLDINGS, INC.
(Exact name of registrant as specified in its charter)
Delaware	0-23000	95-4217605
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

199 Technology, # 105 Irvine, California	92618
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (949) 673-1907

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. - ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT.
On May 27, 2005, the Compensation Committee on behalf of the Company entered into a one year consulting agreement with Michael Doherty, the Company’s Chairman. Under this agreement, the Consultant will oversee the capitalization of the Company, investor relations and will provide strategic advice to the Chief Executive Officer. Michael Doherty will be compensated $20,000 per month in advance. Additionally, the Consultant shall be paid a monthly allowance of $2,500 in advance to cover expenses related of an administrative assistant. A copy of the agreement and confidentiality and inventions agreement are attached to this Form 8-K as Exhibit 99.1 and Exhibit 99.2 and are incorporated herein by reference.

Item 9.01. - FINANCIAL STATEMENTS AND EXHIBITS.

(d)	Financial Statements.

Not applicable.

(e)	Pro Forma Financial Information

Not applicable

(f)	Exhibits

99.3	Consulting Agreement between Trestle Holdings, Inc. and Michael Doherty dated May 27, 2005.
99.4	Confidentiality and Inventions Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRESTLE HOLDINGS, INC.

Date: May 31, 2005	By:	/s/ BARRY HALL
___________________________ Barry Hall
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Consulting Agreement between Trestle Holdings, Inc. and Michael Doherty dated May 27, 2005.
99.2	Confidentiality and Inventions Agreement.

Exhibit 99.1
INDEPENDENT CONSULTING AGREEMENT

THIS INDEPENDENT CONSULTING AGREEMENT (the “Agreement”) is made effective as of June 1, 2005 (the “Effective Date”), between Trestle Holdings, Inc., a Delaware corporation with a principal place of business at 199 Technology Dr. Suite 105, Irvine, California 92618 (“Trestle”), on the one hand, and Michael Doherty (“Consultant”), on the other hand. Trestle and Consultant may be referred to herein as the “Parties” collectively, or as Trestle or Consultant, individually.

WHEREAS, Trestle is engaged in the business of developing, owning, using, licensing, marketing, and selling on a worldwide basis a series of microscopy and telemedicine products and services;

WHEREAS, Consultant is a member of the Board of Directors of Trestle;

WHEREAS, the independent members of the Board of Directors have resolved to engage Consultant as Executive Chairman of the Company;

WHEREAS, the material facts of this Agreement have been fully disclosed or are known to the Board of Directors; and

WHEREAS, the independent members of the Board of Directors have authorized this Agreement in good faith.

NOW THEREFORE, in consideration of the mutual promises contained herein, as well as other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.  Consulting Services. Consultant hereby agrees to provide Trestle with the consulting services specified in the Description of Work attached hereto as Appendix A (the “Services”). Consultant shall provide the Services as an independent contractor. Nothing contained herein shall be considered to create the relationship of employer and employee, partnership, joint venture or other association between the Parties. Subject to Trestle's indemnification obligations in Section 6 below, Trestle shall not be liable for any acts or omissions of Consultant made in connection with the Services. Consultant shall be solely responsible for the payment of all income, sales, employment, excise, withholding, and other taxes imposed on or with respect to compensation and other amounts received pursuant to this Agreement. Consultant expressly agrees to make all payments of such taxes, as and when the same may become due and payable with respect to the compensation and other amounts received under this Agreement. Trestle shall make no social security, workers compensation or unemployment insurance payments on behalf of Consultant; provided, however, that if required by law or any governmental agency, Trestle shall withhold such payments from amounts due Consultant, and any such withholding shall be for Consultant's account and shall not be reimbursed by Trestle to Consultant. Consultant will not be entitled to any workers' compensation, disability benefits or unemployment insurance benefits coverage from Trestle. Consultant shall have no authority to act for or on behalf of, or otherwise bind, Trestle except as expressly authorized by Trestle.

2.  Term. This Agreement shall commence on the Effective Date and continue until May 31, 2006 (the “Initial Term”), unless terminated by mutual agreement in writing by the Parties, or terminated in accordance with the provisions of this Agreement.

3.  Compensation. In consideration of the Services, Trestle shall pay Consultant in accordance with the payment terms described in Appendix A hereto (the “Fees”). In addition, Trestle shall pay Consultant’s reasonable expenses incurred in connection with the Services (the “Expenses”), provided, however, that the Expenses must fall within the accepted categories described in Appendix A, and provided further that each expense over $500.00 per month is pre-approved by Trestle in writing.

4.  Confidentiality and Inventions Agreement. Consultant shall execute, and agrees to be bound by, the terms of that certain Confidentiality and Inventions Agreement (the “Inventions Agreement”), a form of which is attached hereto as Appendix B, as of the Effective Date. [Please provide a copy of the Inventions Agreement for review]. During the term of this Agreement, Consultant shall not provide services to, nor be employed by, any competitor of Trestle.

5.  Representations and Warranties. Consultant represents and warrants that: (i) Consultant possesses the requisite skill and ability to render the Services in a reasonably workmanlike manner; (ii) Consultant is able to render the Services described in Appendix A without interfering with any obligation, including without limitation any obligation of confidentiality, which Consultant may owe a third party; (iii) Consultant owns or has properly obtained all applicable rights in and to the Inventions and Works and Materials (as such terms are defined in the Inventions Agreement) devised, developed, designed, discovered, reduced to practice or otherwise utilized by Consultant in the course of providing the Services described in Appendix A, and such Inventions and Works and Materials do not, and shall not, infringe upon, or otherwise violate any rights of, any third party; (iv) this Agreement does not conflict with any other agreement or term of employment applicable to or binding upon Consultant and Consultant will promptly notify Trestle in the event that any such conflict does arise during the term hereof; and (v) Consultant shall render the Services to be performed hereunder in compliance with all material laws, statutes, ordinances, orders, rules and regulations, including stock exchange rules.

6.  Indemnification. Consultant shall indemnify, defend and hold harmless Trestle from and against any and all liability, loss, damage, expense, claims or suits arising out of: (i) Consultant’s breach of this Agreement, including any representation or warranty contained herein; or (ii) any grossly negligent or willful act or omission by Consultant or his employees, associates, consultants, agents, representatives, assignees or successors in interest, which occurs pursuant to or in connection with this Agreement or the relationship or relationships contemplated by this Agreement. Trestle shall indemnify, defend and hold harmless Consultant from and against any and all liability, loss, damage, expense, claims or suits arising out of: (i) Trestle’s breach of this Agreement, including any representation or warranty contained herein; or (ii) the Services provided by Consultant, provided such claim does not in any manner arise from: (A) Consultant’s breach of this Agreement, including any representation or warranty contained herein, or (B) Consultant’s, or his employees, associates, consultants, agents, representatives, assignees or successors in interest, grossly negligent or willful act or omission which occurs pursuant to or in connection with this Agreement or the relationship or relationships contemplated by this Agreement.

7.  Termination. This Agreement may be terminated immediately by either Party upon a material breach by the other Party. For purposes of this Agreement, a material breach by either shall include Trestle’s failure to timely pay Consultant’s Fees and Expenses in accordance with the Description of Work in Appendix A. A material breach by Consultant shall include, without limitation: (i) failure to adhere to the material terms and conditions of this Agreement; (ii) any conduct by Consultant that (in the good faith determination of Trestle) would materially injure the goodwill or reputation of Trestle; (iii) Consultant’s breach of any representation or warranty; and (iv) non-performance of the duties under this agreement. In the case of a change in control of the Trestle, at its sole discretion, Trestle may terminate this agreement by giving 30 days notice. For purpose of this agreement, change of control will constitute a change in ownership of more that fifty percent of the Company’s common stock within a ninety-day period.

8.  Effect of Termination. In the event of any termination of this Agreement prior to completion of the Term, other than for change of control, and in accordance with the specifications of Section 8 hereof, Trestle agrees to pay Consultant any unpaid balance due for work performed up to and including the date of termination. Upon termination, Consultant will return to Trestle all material containing Confidential Information (as defined in the Inventions Agreement) and all records, data, notes, reports, printouts, sketches, material, equipment and other documents or property, and all reproductions of any of the foregoing, furnished by Trestle or developed or prepared by Consultant in connection with the Services.

9.  Notices. Any and all notices or other communications required or permitted to be given by either Party to the other shall be in writing and may be transmitted either by personal delivery by a national courier service or by mail, certified postage prepaid, with return receipt requested. Notices shall be deemed duly served and given when personally delivered to the Party to whom directed or any of its officers, or, in lieu of such personal service, three days after being deposited in the United States Mail, certified mail, return receipt requested, postage prepaid, addressed as follows:

To Trestle:Trestle Holdings, Inc.

199 Technology Dr. Suite 105

Irvine, CA 92618

Facsimile: (949) 673-1058

Attention: Barry Hall

To Consultant:Michael Doherty

137 Channel Pointe Mall

Marina del Rey, CA 90292

Facsimile: (310) 473-7175

10.  Entire Agreement. This Agreement, together with the Appendices hereto, and the Inventions Agreement, shall constitute the entire agreement between the Parties hereto with respect to the retention of Consultant by Trestle, and contains all of the covenants and agreements between the Parties with respect to that retention in any manner whatsoever. Each Party acknowledges that no representations, inducements, promises, or agreements, orally or otherwise, have been made by any Party, or anyone acting on behalf of any Party, which are not embodied herein, or in the Inventions Agreement, and that no other agreement, statement, or promise not contained in this Agreement, or the Inventions Agreement, shall be valid or binding.

11.  Modification. This Agreement may not be amended except by a written agreement modifying the appropriate document duly executed by Consultant and an officer of Trestle.

12.  Successors and Assigns. This Agreement shall be binding on the parties hereto and their respective successors and permitted assigns. Consultant’s duties, obligations, rights and privileges hereunder may not be delegated or assigned in any manner without Trestle’s prior written consent, which shall be provided or withheld in Trestle’s sole discretion. The benefits hereunder with respect to the rights of Trestle may be assigned by Trestle to any other corporation or other business entity which succeeds to all or substantially all of the business of Trestle through merger, consolidation, corporate reorganization or by acquisition of all or substantially all of the assets of Trestle.

13.  Effect or Waiver. Waiver by either of the parties of any breach of any provision of this Agreement shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereof.

14.  Severability. If any provision of this Agreement is or becomes or is deemed invalid, illegal or unenforceable in any jurisdiction such provision shall be deemed amended to conform to the applicable laws of such jurisdiction so as to be valid and enforceable or, if it cannot be so amended without materially altering the intention of the parties, it will be stricken, but the validity, legality and enforceability of such provision shall not in any way be affected or impaired thereby in any other jurisdiction and the remainder of this Agreement shall remain in full force and effect.

15.  Governing Law and Venue. This Agreement shall be governed by and construed in accordance with the law of the State of California, without reference to the conflict of laws principles thereof. Any conflict or dispute arising under this Agreement or the relationship between the Parties shall be resolved exclusively before a court of competent jurisdiction in Orange County, California.

16.  Construction. Each party to this Agreement has had the opportunity to review this Agreement with legal counsel. This Agreement shall not be construed or interpreted against any party on the basis that such party drafted or authored a particular provision, parts of or the entirety of this Agreement.

17.  Survival. Sections 4, 5, 6 and 8-19 will survive the expiration or termination of this Agreement.

18.   Attorney’s Fees. The prevailing party in any litigation instituted under this Agreement shall, in addition to other remedies, be entitled to be reimbursed by the other party for all expenses of such litigation, including reasonable attorneys’ fees and expenses.

19.   Headings. The headings to the sections and Appendices of this Agreement are included merely for convenience of reference and do not affect the meaning of the language included therein.

20.    Equitable Remedies. In the event of a breach or threatened breach of the terms of this Agreement by Consultant or Trestle, the parties hereto acknowledge and agree that it would be difficult to measure the damage to the Consultant or Trestle from such breach, that injury to the Consultant or Trestle from such breach would be impossible to calculate and that monetary damages would therefore be an inadequate remedy for any breach. Accordingly, the Consultant or Trestle, in addition to any and all other rights which may be available, shall have the right of specific performance, injunctive relief and other appropriate equitable remedies to restrain any such breach or threatened breach without showing or proving any actual damage to the Consultant or Trestle.

21.   Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original, but both of which together will constitute one and the same instrument.

IN WITNESS WHEREOF, the Parties have entered into this Agreement as of the Effective Date written above.

TRESTLE HOLDINGS, INC.

By:
William Dallas
Chairman of the Compensation Committee

CONSULTANT
By:
             Michael Doherty

APPENDIX A

TO INDEPENDENT CONSULTING AGREEMENT
Description of Work

1.DETAILED DESCRIPTION OF WORK: As Executive Chairman, the Consultant will oversee the capitalization of the Company, investor relations and will provide strategic advice to the Chief Executive Officer. Additionally, Consultant agrees to assume the obligation of providing an administrative assistant to Mr. Roger Burledge from the commencement date until the termination of Mr. Burledge’s contract on March 31, 2006.

2.START DATE: June 1, 2005

3. COMPLETION DATE: May 31, 2006

4.PERSON(S) WHO ARE TO PERFORM THE WORK: Michael Doherty

5.AUTHORIZED REPRESENTATIVE OF TRESTLE:

The character of Consultant’s Services shall be subject to the assignment and direction of the Board of Directors and shall coordinate and report his activities to the Executive Committee and Audit Committee [

6.SCHEDULE PERFORMANCE:

If at any time during the performance of this contract any phase of the required tasks appears to be impossible of execution or if any phase cannot be completed on schedule, it is agreed that Consultant will notify Trestle within one (1) day of such determination. At the time of such notification Consultant shall explain to Trestle why a particular task is impossible to complete and propose alternative procedures for achieving the desired result.

7.REPORT SCHEDULE:

Consultant shall report regularly to the Executive Committee and Audit Committee on Consultant’s progress on the tasks enumerated above, and shall invoice Trestle monthly in arrears for work performed.

8.PAYMENT TERMS:
Consultant’s compensation will be $20,000 per month in advance, and shall bill on a monthly basis for work performed during the preceding month. Additionally, the Consultant shall be paid a monthly allowance of $2,500 in advance to cover expenses related of an administrative assistant.

All amounts to be paid in US Dollars to Consultant’s bank account by wire or electronic transfer.

9.EXPENSES:

The Company agrees that Consultants affiliated company, Doherty & Company shall have access to approximately 3,500 square feet of office space until September 26, 2005. From September 27, 2005 to May 31, 2006 Consultant shall have access to one office and appropriate space for an administrative assistant. Trestle agrees to reimburse Consultant for the following reasonable and customary expenses, against invoice with accompanying receipts. All expenses above $500 shall be pre-approved by the Compensation Committee prior to incurring into them:

	Yes	No
- Routine out-of-pocket expense	X
- Local travel		X
- Long distance travel at the direction of the Executive Committee	X
- Other - as approved in advance	X

APPENDIX B

CONFIDENTIALITY AND INVENTIONS AGREEMENT

Exhibit 99.2

CONSULTANT CONFIDENTIALITY AND INVENTIONS AGREEMENT

This Consultant Confidentiality and Inventions Agreement (the “Agreement”) is being presented to you as a requirement for you to work with or for Trestle Acquisition Corp., a Delaware corporation. This is an important legal document that affects your rights, and you should read it carefully and be sure you understand it thoroughly before signing. You are referred to in this Agreement as “you,” and Trestle Acquisition Corp. is referred to in this Agreement as the “Company.” The effective date of this Agreement is the date set forth below your signature.

You are being asked to sign this Agreement because you have been a Consultant of the Company’s predecessor and will be an Consultant or independent contractor of the Company or its subsidiaries. It is likely that you have been and/or will be exposed to Confidential Information (as defined below) of the Company. Like all well-run companies, the Company requires that you sign this Agreement to protect the legitimate rights of the Company in its intellectual property.

By signing this Agreement, you and the Company agree as follows:

1.    Definitions. For the purpose of this Agreement, the following terms have the following definitions:

    1.1    “Company Intellectual Property” means all of the Company’s trademarks (including the goodwill attached thereto), know-how, copyrights, copyright registrations and applications for registration, Patents, trade secrets, author’s rights, moral rights, right of publicity, and contract and licensing rights, and all other intellectual property rights of the Company as may exist now and/or hereafter come into existence, and all renewals and extensions thereof, whether registered or not.

    1.2    “Confidential Information” means as to any Person, any intellectual property or information, including but not limited to, information included within or relating to any Inventions and Works, formulas, patterns, compilations, programs, devices, methods, techniques and processes, financial information and data, business plans, business strategies, marketing plans, customer lists, price lists, cost information, information about Consultants, descriptions of inventions, process descriptions, descriptions of technical know-how, information and descriptions of new products and new product development, technical specifications and documentation, and pending or abandoned patent applications of a party, now known or in possession of, or hereafter learned or acquired, that derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by other Persons who can obtain economic value from its disclosure or use. Confidential Information may be written or oral, expressed in electronic media or otherwise disclosed, and may be tangible or intangible.

    1.3    “Employed” or “Employment” means, for purposes of this Agreement only, to be engaged in the performance of services for or on behalf of the Company or its subsidiaries. The term Employed is used herein for convenience purposes only and shall not necessarily imply that the legal relationship of an employer-Consultant exists.

    1.4    “Inventions and Works” means any work, invention or creation that is devised, developed, designed, discovered or reduced to practice by you at any time while you are or were Employed by the Company or Trestle (defined in Section 1.9 below), including, without limitation any and all (i) compositions or works of authorship, concepts, algorithms, software, computer programs, designs, flowcharts, schematics, techniques, know-how, methods, processes, procedures, improvements, hardware, products, devices, discoveries or inventions, whether or not patentable or copyrightable, and whether or not reduced to practice; or (ii) translations, modifications, derivations, corrections, additions, extensions, upgrades, improvements, compilations, abridgments, or other form in which you may directly or indirectly recast, transform or adapt any of the items described in clause (i) immediately above, or any Company Intellectual Property; provided, that an Invention and Work shall not include any work, invention or creation that fully qualifies under California Labor Code Section 2870, which provides that any provision in an employment agreement which provides that an Consultant shall assign, or offer to assign, any of his or her rights in an invention to his or her employer shall not apply to an invention that the Consultant developed entirely on his or her own time without using the employer’s equipment, supplies, facilities, or trade secret information, except for those inventions that either: (1) relate, at the time of conception or reduction to practice of the invention to the employer’s business, or actual or demonstrably anticipated research or development of the employer; or (2) result from any work performed by the Consultant for the employer.

    1.5    “Materials” means any product, prototype, sample, model, photograph or picture, document, instrument, sketch, drawing, design note, recording, report, plan, proposal, specification, manual, tape, and all reproductions, copies or facsimiles thereof, or any other tangible item which in whole or in part contains, embodies or manifests, whether in printed, handwritten, coded, magnetic, digital or other form, any Confidential Information of the Company or any Inventions and Works.

    1.6    “Patents” means (i) the patent rights in patents and patent applications, industrial design registrations, certificates of invention, patent disclosures and the inventions covered thereby, including, without limitation, the exclusive right to make, use and sell the subject inventions, (ii) any reexaminations, reissues, renewals or extensions of any and all of the foregoing patents or patent applications, and (iii) foreign counterparts of any and all of the foregoing, in each such case.

    1.7    “Person” means any individual, corporation, partnership, trust, government or regulatory authority, or other entity.

    1.8    “Proprietary Right” means any Patent, copyright, trade secret, name, mark, design, slogan, catch phrase or other trademark, or any other protected intellectual property right in any Confidential Information of the Company, Inventions and Works or any Materials.

    1.9    “Trestle” means Trestle Corporation, a Delaware corporation and wholly-owned subsidiary of Med Diversified, Inc., a Nevada corporation (“Med”), the assets and certain liabilities of which were acquired and assumed by the Company in that certain Asset Purchase Agreement dated April 16, 2003 and that certain Bill of Sale and Assignment and Assumption Agreement dated May 20, 2003 by and between the Company, Trestle and Med. Trestle is engaged in the business of developing, owning, using, licensing, marketing, and selling on a worldwide basis a series of microscopy and telemedicine products and services, including without limitation, (i) MedMicroscopy RT™, MedMicroscopy SL™, MedMicroscopy CL™ and other products developed from the same technology for microscopy applications, (ii) MedReach™ and other products developed from the same technology for telemedicine applications, (iii) MedScanner, (iv) Digital Slide, (v) MedWorkflow, (vi) High Throughput Scanner, (vii) Quality Control Image Analysis, and (viii) Tox Screen Image Analysis (the “Business”).

2.    Ownership of Inventions and Works.

    2.1    As between you on the one hand, and the Company on the other hand, you agree that all Confidential Information of the Company and all Inventions and Works, Materials and Proprietary Rights are the sole and exclusive property of the Company.

    2.2    As between you on the one hand, and the Company on the other hand, you also specifically acknowledge and agree that any tangible expression of any Confidential Information of the Company, Company Intellectual Property, Inventions and Works, Materials or Proprietary Rights were developed, made or invented exclusively for the benefit of and are the sole and exclusive property of the Company or its respective successors and assigns as “works for hire” under Section 201 of Title 17 of the United States Code.

    2.3    In the event that any Confidential Information of the Company, Inventions and Works, Materials or Proprietary Rights are deemed not to be a “work for hire” as a matter of law, you agree to assign, and do hereby irrevocably assign, to the Company all of your right, title and interest in and to such Confidential Information of the Company, Inventions and Works, Materials or Proprietary Rights. You further agree to take any actions, including the execution of documents or instruments, which the Company may reasonably require to effect your assignment of rights pursuant to this Section 2.3, and you hereby constitute and appoint, with full power of substitution and resubstitution, the Company as your attorney-in-fact to execute and deliver any documents or instruments which you have agreed to execute and deliver pursuant to this Section 2.3.

    2.4    You also agree that you will assist the Company in applying for and obtaining both domestic and foreign patents, as the case may be, on all Confidential Information of the Company, Inventions and Works, Materials, and Proprietary Rights that the Company deems to be patentable, and that you will execute all documents and perform all acts which the Company reasonably deems necessary or desirable to obtain such patents or otherwise to vest in the Company full and exclusive right, title and interest in and to the Confidential Information of the Company, Inventions and Works, Materials, and Proprietary Rights, to protect the same against infringement by others and otherwise to aid the Company in connection with any continuations, renewals or reissues of any patents, or in the conduct of any proceedings or litigation in regard thereto. If there are any expenses incurred in procuring and protecting the above-described patents, such expenses will be paid by the Company.

3.    Confidentiality.

    3.1    You also agree to protect the Company’s Confidential Information and any Confidential Information provided to the Company by a third party in confidence, by agreeing that you will not, at any time from and after the date hereof and throughout perpetuity, directly or indirectly, disclose, reveal or give access to all or any portion of any such Confidential Information (including any facilities, apparatus or equipment which embody or employ all or any portion of the Confidential Information), to any Person without the written consent of the Company, except to Persons designated or Employed (i) by the Company or (ii) in the case of Confidential Information provided to the Company by a third party, by that third party.

    3.2    Without the prior written consent of the Company, as the case may be, you agree that you will not, directly or indirectly, use or exploit any Confidential Information of the Company or any Confidential Information provided to the Company by a third party in confidence at any time throughout perpetuity for any purpose other than in connection with your Employment duties and obligations, including without limitation, using any such Confidential Information to induce or attempt to induce any Person to cease doing business or not to commence doing business with the Company, or to solicit or assist in the solicitation of the business of any customer for any products or services of a third party competing with those products and services offered and sold by the Company.

    3.3    Additionally, you agree that, upon the earlier of either the written request of the Company, or upon termination of your Employment, you will deliver to the Company all Confidential Information of the Company or any Confidential Information provided to the Company by a third party in confidence that you have in your possession or control.

4.    Disclosure Requirements.

    4.1    In order to avoid any ambiguity in connection with the creation of any Inventions and Works, you agree to disclose in writing to the Company complete details on any work, invention or creation related in any manner to the Business that was devised, developed, designed, discovered or reduced to practice by you prior to the time you were Employed by the Company, and any Inventions and Works that are devised, developed, designed, discovered or reduced to practice by you at any time while you are or have been Employed by the Company. Such disclosure shall be made at the time you sign this Agreement with respect to any work, invention or creation that was devised, developed, designed, discovered or reduced to practice by you prior to the time you were Employed by the Company, and promptly upon development, design or discovery of any Inventions and Works, and shall be disclosed in writing pursuant to the form attached as Exhibit “A” to this Agreement, or such other form as the Company, respectively, may from time to time provide.

    4.2    You also agree to promptly notify the Company of any Patent that is applied for by, or issued to you or any copyright registration that is filed by you (“Copyright Registration”). Such notice shall be in writing on the form attached as Exhibit “B” to this Agreement, or on such other form as the Company may from time to time provide.

5.    Covenant Not to Solicit.
For so long as you are Employed by the Company and for one year thereafter, you agree not to solicit or cause to be solicited for employment by you or any third party, any person who is as of the date of such solicitation or who was within the 12-month period prior to the date of such solicitation an Consultant of the Company or any subsidiary or affiliate of the Company.

6.    Status.

You agree that this Agreement does not grant you any rights to be Employed by the Company and, unless there exists a separate agreement that governs the terms of your Employment by or services to the Company, your Employment will remain “at will.” This Agreement will remain in full force and effect notwithstanding your voluntary or involuntary termination as an Consultant, independent contractor, and/or your subsequent additional or revised Employment as an Consultant of the Company.

7.    Business Opportunities.

For so long as you are Employed by the Company, you will not, without the prior written consent of the Company (which consent may be withheld by the Company in the exercise of its absolute discretion), engage, directly or indirectly, in any business, venture or activity that you are aware or reasonably should be aware that the Company or any affiliate of the Company is engaged in, intends at any time to become engaged in, or might become engaged in if offered the opportunity, or in any other business, venture or activity if the Company reasonably determines that such activity would adversely affect the business of the Company or any affiliate thereof or the performance by you of any of your duties or obligations to the Company. Notwithstanding the foregoing, nothing contained in this provision will prohibit you from owning less than 1% of the issued and outstanding securities of a publicly held entity.

8.    Notices.

Any notice to the Company required or permitted hereunder shall be given in writing to the Company, either by personal service, overnight courier, or by registered or certified mail, postage prepaid, duly addressed to the Chairman of the Board of Directors of the Company at its then principal place of business. Any such notice to you shall be given in a like manner, and, if mailed, shall be addressed to you at your home address then shown in the files of the Company. For the purpose of determining compliance with any time limit herein, a notice, if sent by mail, shall be deemed given on the date it is so deposited in the United States mail.

9.    Miscellaneous Provisions.

    9.1    Injunctive Relief. You agree that in the event of any breach by you of any of the covenants and agreements set forth in Sections 2, 3, 4, and 5 hereof, the Company would encounter extreme difficulty in attempting to prove the actual amount of damages suffered by it as a result of such breach and would not have adequate remedy at law in such event. You therefore agree that, in addition to any other remedy available at law or in equity, in the event of such breach, the Company shall be entitled to seek and receive specific performance and temporary, preliminary and permanent injunctive relief from violation of any of those covenants and agreements from any court of competent jurisdiction without necessity of proving the amount of any actual damage to the Company resulting from such breach.

    9.2    Successors and Assigns. This Agreement shall be binding on the parties hereto and their respective successors and permitted assigns. Your duties, obligations, rights and privileges hereunder may not be delegated or assigned by you in any manner without the Company’s prior written consent, which shall be provided or withheld in the Company’s sole discretion. The benefits hereunder with respect to the rights of the Company may be assigned by the Company to any other corporation or other business entity which succeeds to all or substantially all of the business of the Company through merger, consolidation, corporate reorganization or by acquisition of all or substantially all of the assets of the Company.

    9.3    Severability. If any provision of this Agreement is or becomes or is deemed invalid, illegal or unenforceable in any jurisdiction such provision shall be deemed amended to conform to the applicable laws of such jurisdiction so as to be valid and enforceable or, if it cannot be so amended without materially altering the intention of the parties, it will be stricken, but the validity, legality and enforceability of such provision shall not in any way be affected or impaired thereby in any other jurisdiction and the remainder of this Agreement shall remain in full force and effect.

    9.4    Controlling Law. ALL OF THE PROVISIONS OF THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF CALIFORNIA AS APPLIED TO RESIDENTS OF THAT STATE ENTERING INTO CONTRACTS TO BE PERFORMED SOLELY WITHIN SUCH STATE.

    9.5    Waiver. Waiver by either of the parties of any breach of any provision of this Agreement shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereof.

    9.6    Survival of Your Obligations. Your obligations hereunder shall survive the termination of your Employment with the Company or the rendering of services to the Company, as applicable, regardless of the reason or cause for such termination.

    9.7    Attorneys’ Fees. The prevailing party in any litigation instituted under this Agreement shall, in addition to other remedies, be entitled to be reimbursed by the other party for all expenses of such litigation, including reasonable attorneys’ fees.

    9.8    Prior Employment. So as to avoid any potential liability of the Company for your prior actions, you hereby represent and warrant to the Company that, except as otherwise disclosed to the Company in writing, you are not a party to any confidentiality, non-disclosure, non-solicitation, non-competition or similar agreement with any former employer and that the performance of your duties for the Company will not breach any agreement with, or obligation owed to, a former employer.

    9.9    Notification of Subsequent Employer. The Company may, without notifying you, notify any of your subsequent employers of your rights and obligations under this Agreement.

    9.10    Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original. For purposes hereof, a facsimile copy of this Agreement, including the signature pages hereto, will be deemed to be an original.

    9.11    Entire Agreement. This instrument contains the entire agreement of the parties with respect to the subject matter hereto and into which all prior agreements and negotiations are merged.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date hereof.

TRESTLE ACQUISITION CORP. By: Name: Date:	CONSULTANT: ________________________ By: Name: 1. Date:

EXHIBIT A
NOTICE OF INVENTIONS AND WORKS

Pursuant to Section 4.1 of that certain Consultant Confidentiality and Inventions Agreement (the “Agreement”) between Trestle Acquisition Corp. (the “Company”) and myself, I hereby disclose full and complete details of the following work, invention or creation that I devised, developed, designed, discovered or reduced to practice prior to the time I was Employed (as defined in the Agreement) by the Company, and any Inventions and Works (as defined in the Agreement) that I devised, developed, designed, discovered or reduced to practice while I am or have been Employed by the Company (I have attached additional sheets if the space provided herein is insufficient):

I agree to provide such further information regarding the foregoing as may be requested by the Company.

Name: __________________________

Date: __________________________

EXHIBIT B
NOTICE OF PATENT/COPYRIGHT REGISTRATION

Pursuant to Section 4.2 of that certain Consultant Confidentiality and Inventions Agreement (the “Agreement”) between Trestle Acquisition Corp. (the “Company”) and myself, I hereby notify the Company that I have applied for or obtained the following described Patent (as defined in the Agreement) or filed the following Copyright Registration (as defined in the Agreement):

[Patent Application. Number: _______] [Filing Date: ________]

[Patent Number: _______] [Issue Date: ________]

[Copyright Registration Number: _______]

General Description of the subject matter of the foregoing:

I agree to provide such further information regarding such Patent/Copyright Registration as may be requested by the Company.

Name: __________________________

Date: __________________________